Exhibit 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna shareholders approve arrangement

AURORA, ON, July 23, 2010 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today announced that its shareholders have approved the previously announced proposal to eliminate Magna's dual class share structure. The Plan of Arrangement was approved by 75.28% of the 89,847,120 votes cast by the disinterested "minority" holders of Magna's Class A Subordinate Voting Shares, voting separately as a class.

Implementation of the proposed Arrangement remains subject to approval by the Ontario Superior Court at a fairness hearing which has been scheduled to be held on August 12 and 13, 2010. Certain shareholders have filed notices of appearance and Magna understands that those shareholders intend to present evidence and make arguments against the proposed transaction at the fairness hearing.

The proposed Arrangement remains subject to the risk factors set forth in Magna's Management Information Circular/Proxy Statement dated May 31, 2010, as amended and supplemented by the Supplement dated July 8, 2010.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at 905-726-7100